EXHIBIT 17.1

February 5, 2017

Board of Directors
RPX Corporation
One Market Plaza, Suite 800
San Francisco, CA 94105

Re: Resignation

Dear Board Members:

At the request of RPX Corporation (the “Company”), I am writing to confirm my resignation as a member of the Board of Directors (the “Board”) of the Company, as President and Chief Executive Officer of the Company and as an officer or director of any subsidiary of the Company, in each case, effective as of February 2, 2017. As we discussed, I resigned as a result of the recent decision of the Board regarding the strategic direction of the Company.

Sincerely,

/s/ JOHN AMSTER
John Amster

cc: Martin Roberts, Secretary